SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 15, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   ☒        Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐        No☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐        No☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐        No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated March 15, 2007, announcing that it has secured a major contract with Larsen & Toubro Limited.

DASSAULT SYSTÈMES BAGS MAJOR LARSEN & TOUBRO CONTRACT

Expanding PLM Solution to Include Integrated Design and Project Management Tools

Mumbai, India, March 15, 2007 - Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced it has secured a major order from Larsen & Toubro Limited. The technology-driven engineering and construction giant will adopt cutting edge integrated PLM solutions from DS for its heavy engineering division. DS’s solutions will integrate Larsen & Toubro’s stand-alone design automation and project management tools, increasing efficiency and savings potential across the division.

“L&T believes that product and process innovation are at the core of the company’s ability to compete in the global marketplace. The DS solutions will help give an enhanced focus on value creation and process simplification,” explains Mr. M. V. Kotwal, Director and Senior Executive Vice President Heavy Engineering, Larsen & Toubro. “Working closely with DS fits well with our enhanced thrust in the manufacturing sector. DS’s PLM solutions allow users to create a collaborative workplace that breaks down the barriers between engineering and design functions, accelerating the product development process and bringing about a new level of decision support, innovation and collaboration,” continues Mr. V. K. Magapu, Chief Executive, L&T Infotech and Member of the L&T Board. DS’s end-to-end PLM solution will be implemented by L&T’s IT arm - L&T Infotech.

“Larsen & Toubro operates at the upper end of the technology spectrum and has been at the forefront of introducing new processes, products and materials into the manufacturing sector for over six decades. The company has embraced a long term PLM strategy as critical to maintaining a competitive advantage. As part of its business transformation drive, L&T has extended this to include the collaborative intelligence capabilities of our ENOVIA solutions throughout the product delivery process with customers, partners and suppliers,” says Bruno Latchague, EVP, Dassault Systèmes. L&T will apply DS’s solutions to processes for the shipbuilding business segment. The deployment includes:

•	CATIA, for designing the virtual product,
•	ENOVIA VPLM, 3D collaborative virtual lifecycle management for highly complex products, resource and manufacturing processes,
•	and ENOVIA MatrixOne, collaborative product development business processes for enterprises.

This customer win is the first end-to-end implementation of a recently established partnership between Infotech Limited and DS. Infotech Limited is a wholly-owned subsiderary of Larsen & Toubro Limited and has signed an agreement with DS to provide consulting, development and implementation services around DS’s end-to-end PLM portfolio.

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About L&T Infotech

Larsen & Toubro Infotech Limited (L&T Infotech), one of the fastest growing IT Services companies, is ranked by NASSCOM as the 10th largest software & services exporter from India in the year 2006. It is part of $ 4.5+ billion Larsen & Toubro Limited (L&T), India’s largest technology-driven engineering organization. A full-services IT firm with a blue-chip client roster, it offers comprehensive, end-to-end software solutions and services in the following industry verticals:

•	Banking & Securities
•	Insurance
•	Energy & Petrochemicals
•	Manufacturing (Automotive & Construction Equipment; Semiconductor and Electronics (Hi-tech); Industrial Products; Consumer Packaged Goods; Utilities & Process)
•	Product Engineering Services (Communications & Embedded Systems).

L&T Infotech delivers business solutions to its customers, leveraging its substantial domain experience and depth in technologies like SAP, Oracle (including PeopleSoft/JD Edwards/Siebel), Microsoft, EAI, and DW/BI. In addition to application development and maintenance services (ADM), L&T Infotech has strong capabilities in infrastructure management (IMS), independent verification and validation testing (IV&V) services, end-to-end engineering services and embedded system solutions.

L&T Infotech’s vision is to provide world-class service to clients in its areas of focus, providing solutions that are based on business and technology insights.

About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries. All other companies and products mentioned herein may be the trademarks of their respective owners.

Dassault Systèmes Press Contacts:

DS India:

Kinjal Chhetri, Perfect Relations

+91 9343537616

Shantanu Gupta, Dassault Systemes

080-26589858

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: March 15, 2007	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration